Exhibit 99.1

Nisun International Reports Financial Results for Fiscal Year 2023

Nisun Achieves 65% Revenue Growth and Ends the Year with $29.0 Cash Per Share

Shanghai, China – July 12, 2024 – Nisun International Enterprise Development Group Co., Ltd. (“Nisun International” or the “Company”) (NASDAQ: NISN), a technology and industry driven integrated supply chain solutions provider, today announced its financial results for the fiscal year ended December 31, 2023.

Financial Highlights:

●	Revenue: Total revenue for the year was $386.7 million, representing a 65% increase compared to $234.2 million in 2022.

●	Gross Profit: Gross profit increased to $40.0 million from $37.0 million in the previous year.

●	Net Income: Net income for 2023 was $17.7 million.

●	Cash and Cash Equivalents: The Company ended the year with $114.5 million in cash and cash equivalents.

●	Earnings per Share (EPS): The Company reported earnings of $4.46 per share, with a cash per share value of $29.0.

CEO’s Comments:

Xin Liu, CEO of Nisun International, commented, “We are thrilled to report another year of outstanding financial performance, underscoring the success of our strategic initiatives and operational excellence. Our revenue growth of 65% is a testament to our robust supply chain solutions. We have made significant strides in expanding our supply chain capabilities, diversifying into other agricultural products. These efforts have positioned us well for sustained growth and profitability.”

Mr. Liu continued, “Despite our strong financial performance, substantial cash reserves of $29.0 per share, and robust earnings, our stock trades at just over one times annual earnings by the end of June. We believe this significantly undervalues our company. The Board of Directors and I are actively considering strategic alternatives to unlock shareholder value and better align our market valuation with the intrinsic value of our company. Our strong cash position and ongoing growth initiatives provide a solid foundation for these efforts.”

Operational Highlights:

●	Supply Chain Trading and Solutions: Nisun International continues to enhance its supply chain trading and financing solutions capabilities, leveraging state-of-the-art technology to streamline operations and reduce costs. The Company successfully managed the daily supply of 3.6 to 6 million eggs to major online platforms across key regions.

●	Geographical Expansion: The Company’s supply chain operations now span multiple regions, enabling delivery of a diverse range of products. This extensive network ensures seamless operations and strengthens Nisun’s market presence.

●	Diversification: Nisun has expanded its supply chain solutions to include other agricultural products, positioning the Company for substantial growth in the agricultural sector.

Looking Ahead:

Mr. Liu added, “Our commitment to innovation and excellence remains unwavering as we continue to drive growth and create value for our shareholders. The strategic expansion of our supply chain solution will enable us to meet the evolving needs of our customers and capitalize on new market opportunities. We are excited about the future and confident in our ability to achieve even greater success.”

Investor Relations:

For more information, please visit the Investor Relations section of Nisun International’s website at: www.nisun-international.com.

About Nisun International:

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

For more information, please contact:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Horizon Research Management Consultancy

Michael Wei

Email: hwey@horizonconsultancy.co

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN US DOLLARS)

	December 31, 2023	December 31, 2022

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$114,454,844	$63,901,329
Restricted cash	197,096	3,417,244
Short-term investments	12,788,629	11,700,400
Accounts receivable, net	21,120,795	18,931,346
Advance to suppliers, net	38,602,304	46,968,549
Receivables from supply chain solutions	59,167,029	43,475,981
Inventories	30,953,583	31,609,877
Prepaid expenses and other current assets	16,018,778	10,890,083
TOTAL CURRENT ASSETS	293,303,058	230,894,809

NON-CURRENT ASSETS:
Property and equipment, net	881,276	719,574
Intangible assets, net	882,828	1,795,234
Right-of-use assets, net	2,384,590	3,349,432
Equity investments	368,528	373,292
Investment in limited partnership	-	14,913,539
Goodwill	17,659,983	23,814,005
Deferred tax assets, net	418,571	310,577
Long term investment	-	7,249,319
TOTAL NON-CURRENT ASSETS	22,595,776	52,524,972
TOTAL ASSETS	$315,898,834	$283,419,781

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$45,463,753	$40,925,155
Short-term bank loans	1,971,859	434,959
Accrued expenses and other current liabilities	7,245,358	6,090,582
Operating lease liabilities - current	861,087	1,008,766
Payables to supply chain solutions	12,947,708	9,122,978
Advances from customers	38,153,915	21,827,387
Taxes payable	4,145,920	2,748,474
Loan from related party	-	8,028,965
Liabilities of financial guarantee	22,335	-
Due to related parties - current	274,652	282,724
TOTAL CURRENT LIABILITIES	111,086,587	90,469,990

Operating lease liabilities – non-current	1,643,076	2,425,597
Deferred tax liabilities	114,650	727,326
TOTAL NON-CURRENT LIABILITIES	1,757,726	3,152,923
TOTAL LIABILITIES	112,844,313	93,622,913

SHAREHOLDERS’ EQUITY*:
Class A common stock, $0.01 par value, 30,000,000 and 30,000,000 shares authorized, 4,017,596 and 4,006,263 shares issued, and 3,952,198 and 3,944,075 shares outstanding as of December 31, 2023 and 2022, respectively	40,176	40,063
Class B common stock, $0.01 par value, 1,000,000 shares authorized, no shares issued and outstanding as of December 31, 2023 and 2022	-	-
Treasury shares	(261,592)	(355,844)
Additional paid-in capital	130,535,082	130,503,387
Retained earnings	68,395,637	53,214,304
Statutory reserves	11,564,250	9,167,845
Accumulated other comprehensive loss	(11,474,682)	(6,937,950)
COMMON SHAREHOLDERS’ EQUITY	198,798,871	185,631,805
Non-controlling interests	4,255,650	4,165,063
TOTAL SHAREHOLDERS’ EQUITY	203,054,521	189,796,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$315,898,834	$283,419,781

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2023	2022	2021

REVENUES:
Revenue generated from services:
Small and Medium Enterprise financing solutions	$101,823,899	$87,269,959	$87,133,963
Supply Chain financing solutions	6,153,645	3,542,592	4,930,289
Other financing solutions	-	-	3,222
Total revenue generated from services	107,977,544	90,812,551	92,067,474
Revenue generated from sales:
Supply chain trading business	278,693,355	143,361,714	68,132,237
Total revenues	386,670,899	234,174,265	160,199,711

COST OF REVENUE:
Cost of revenue - services	(68,154,833)	(55,472,076)	(37,989,001)
Cost of revenue - sales	(278,002,800)	(140,880,063)	(67,628,806)
Business and sales related taxes	(527,336)	(772,830)	(533,760)
GROSS PROFIT	39,985,930	37,049,296	54,048,144

OPERATING EXPENSES:
Selling expenses	(1,525,692)	(1,977,617)	(2,323,403)
General and administrative expenses	(10,859,011)	(10,511,542)	(11,641,567)
Research and development expenses	(1,093,457)	(1,563,718)	(1,599,728)
Bad debt expense	(2,215,016)	(4,509,634)	(294,536)
Goodwill Impairment Loss	(5,488,816)	(777,329)	-
Total operating expenses	(21,181,992)	(19,339,840)	(15,859,234)
INCOME FROM OPERATIONS	18,803,938	17,709,456	38,188,910

OTHER INCOME :
Interest and investment income	2,557,588	2,790,768	2,122,903
Other income , net	2,159,301	2,021,688	464,210
Total other income, net	4,716,889	4,812,456	2,587,113

INCOME BEFORE PROVISION FOR INCOME TAXES	23,520,827	22,521,912	40,776,023

PROVISION FOR INCOME TAXES	(5,817,147)	(4,741,854)	(10,269,501)

NET INCOME	17,703,680	17,780,058	30,506,522
Net income attributable to non-controlling interests	(125,942)	(159,246)	(126,161)
NET INCOME - Nisun International’s shareholders	$17,577,738	$17,620,812	$30,380,361

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation (loss) income	(4,536,797)	(12,576,380)	2,039,011
COMPREHENSIVE INCOME	13,040,941	5,044,432	32,419,372
Comprehensive loss attributable to non-controlling interests	65	6,231	2,051
COMPREHENSIVE INCOME	$13,041,006	$5,050,663	$32,421,423

BASIC AND DILUTED EARNINGS PER COMMON SHARE:
NET EARNINGS PER COMMON SHARE	$4.46	$4.42	$14.13

Weighted average number of shares outstanding-basic and diluted*	3,943,793	3,986,359	2,150,683

*	The financial statements give retroactive effect to the May 18, 2023 one-for-ten reverse share split.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 and 2021

(EXPRESSED IN US DOLLARS)

	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,703,680	$17,780,058	$30,506,522
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,238,222	2,113,732	2,180,038
Stock-based compensation	-	125,630	498,825
Shares issued for compensation	31,808	185,000	71,175
Bad debt expense	2,215,016	4,509,634	294,536
Impairment of goodwill	5,488,816	777,329	-
Loss on disposition of property and equipment	-	1,385	190,301
Income from investments	(365,359)	(541,578)	(808,464)
Deferred tax (benefit) expense	(710,672)	271,907	275,749
Changes in operating assets and liabilities:
Accounts receivable	(3,086,600)	(2,075,274)	(13,294,924)
Advance to suppliers, net	7,282,068	(39,859,386)	(9,213,279)
Prepaid expenses and other current assets	(5,511,142)	(4,734,501)	(3,464,939)
Receivables from supply chain solutions	(18,651,357)	11,372,841	(48,202,128)
Inventories	(246,818)	(25,530,993)	(3,931,400)
Accounts payable	5,722,300	7,693,011	33,620,611
Advance from customers	16,986,750	19,085,377	3,375,769
Taxes payable	1,478,316	(5,574,048)	5,575,502
Other payables	3,232,387	-	2,576,570
Payable to supply chain solutions	4,096,141	(15,198,883)	25,608,622
Operating lease liabilities	(834,381)	(855,242)	(952,495)
Accrued expenses and other current liabilities	(1,569,395)	1,501,078	(1,049,489)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	35,499,780	(28,952,923)	23,857,102

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(503,957)	(652,585)	(186,705)
Purchase of intangible assets	(44,029)	(74,710)	(18,281)
Cash (paid) received in connection with Nami acquisition	-	-	(7,007,905)
Cash paid in connection with acquisition, net of cash received	-	(530,322)	-
Cash received on disposal of discontinued operations	-	-	14,950,730
Proceeds from sale of short-term investments	103,458,984	78,595,280	4,894,270
Proceeds from sale of Long-term investment	7,061,233	-	-
Proceeds from investment in debt securities	14,366,013	-	-
Purchase of short-term investments	(104,365,028)	(51,567,746)	(39,526,099)
Purchase of Long-term investments	-	(7,430,511)	-
Collection of loans to third parties	-	-	1,643,203
Proceeds from disposal of subsidiary	71,514	-	-
Loans to third parties	(229,161)	(501,905)	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	19,815,569	17,837,501	(25,250,787)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	1,553,471	445,831	784,609
Proceeds from issuance of common shares and pre-funded warrants	-	-	70,794,465
Proceeds from third-party loans	1,977,145	36,770,626	-
Repayment of short-term bank loans	(29,961)	(1,239,983)	-
Repayment of third-party loans	(2,277,954)	(41,491,973)	-
Repayment to related parties	-	(10,097)	(1,803,374)
Repayment of loan from related parties	(8,028,965)	(2,500,000)	-
Purchase of treasury shares	94,252	(355,844)	-
Capital contribution from non-controlling interest	(35,290)	37,116	751,841
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(6,747,302)	(8,344,324)	70,527,541

EFFECT OF EXCHANGE RATE CHANGE ON CASH AND CASH EQUIVALENTS	(1,234,680)	(4,848,722)	294,928
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	47,333,367	(24,308,468)	69,428,784

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-BEGINNING	67,318,573	91,627,041	22,198,257

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH FROM CONTINUING OPERATIONS-ENDING	$114,651,940	$67,318,573	$91,627,041

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$4,530,963	$10,385,495	$5,546,082
Cash paid for interest	$29,961	$496,932	$370,356

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Repayment payable for business disposition	279,037	-	-
Receivable from disposal of subsidiary	$-	$289,973	$-
Lease liabilities arising from obtaining right-of-use assets	295,220	4,070,163	-
Issuance of shares for share-based compensation	$-	$-	$71,175

CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS ARE COMPRISED OF THE FOLLOWING:
Cash and cash equivalents	$114,454,844	$63,901,329	$91,447,620
Restricted cash	197,096	3,417,244	179,421
Total cash, cash equivalents and restricted cash	$114,651,940	$67,318,573	$91,627,041

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